SCHEDULE 13G

Amendment No. 2
Cleveland-Cliffs Incorporated
Common Stock
Cusip #185896107

Cusip #185896107
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	26,900
Item 6:	0
Item 7:	26,900
Item 8:	0
Item 9:	26,900
Item 11:	0.122%
Item 12:	    HC

Cusip #185896107
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	26,900
Item 8:	0
Item 9:	26,900
Item 11:	0.122%
Item 12:	IN





	SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

This filing has been made to amend a previous filing made as of June 30, 2006. This is due to a corrected shares held figure.

Item 1(a).	Name of Issuer:

		Cleveland-Cliffs Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		1100 Superior Avenue
		18th Floor
		Cleveland, OH  44114


Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		185896107

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with
Section 240.13d-1(b)(ii)(G).  (Note:  See Item 7).

Item 4.	Ownership

(a)	Amount Beneficially Owned:	26,900

(b)	Percent of Class:	0.122%

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:  26,900

	(ii)	shared power to vote or to direct the vote:  0

	(iii)	sole power to dispose or to direct the disposition of:  26,900

	(iv)	shared power to dispose or to direct the disposition of:  0



Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on By the Parent Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2006
Date

/s/Joseph Mari
Signature

Joseph Mari
Duly authorized under Power of Attorney
dated August 3, 2006, by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries



	SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 26,900 shares or 0.122% of the Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 26,900 shares and sole power to vote or to direct the voting of 26,900 shares of Common Stock owned by the institutional account(s) as reported above.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.


	SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on August 10, 2006, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of Cleveland-Cliffs Incorporated at June 30, 2006.

	FMR Corp.

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney dated August 3, 2006, by Eric D. Roiter by and on behalf of FMR Corp. and its direct
	 and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney dated August 3, 2006, by Eric D. Roiter by and on behalf of Edward C. Johnson 3d